United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: May 21st, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel and Draka confirm the creation of a world leader
in optical fiber and communication cables

Paris, May 17, 2004 — Alcatel (Paris : CGEP.PA and NYSE : ALA) announced today that it has signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. This transaction, which was initially announced on February 10, 2004, will create a world leader in the field of optical fiber and communication cable, in which Draka will own 50.1% and Alcatel will own 49.9%. The name of the new company is Draka Comteq B.V.

As announced earlier, it is intended that completion of the transaction will take place at the end of the second quarter 2004, subject to relevant approvals.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to developments in Alcatel’s business particularly Alcatel’s participation in Draka Comteq B.V. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: uncertainties in customers’ businesses; customer demand for products and services; control of costs and expenses; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Draka
Draka Holding N.V. (“Draka”) is the holding company of a number of operating companies which are engaged worldwide in the development, production and sale of cable and cable systems. Draka’s operations are centred on its Telecommunication Cable and Systems Product Group and Low-Voltage and Special-Purpose Cable Product Group. Draka has 59 operating companies in 25 countries in Europe, America and Asia. The company has a flat, decentralised organisational structure, in which the operating companies enjoy a large measure of independence and are accountable for their own net turnover and results. Approximately 7,850 people are employed by Draka companies worldwide. Draka Holding N.V., the head office, is established in Amsterdam. In 2003, Draka achieved net turnover of € 1.4 billion, with a net result of € 11.2 million. Draka Holding N.V. ordinary shares and subordinated convertible debentures are listed on Euronext Amsterdam. The company has been included in the Next 150 indice since 2001. As from 8 July 2002 options on Draka-shares are traded on the Euronext Amsterdam Derivative Markets.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Mark Burnworth / HQ	Tel :+ 33 (0)1 40 76 50 84	Mark.brunworth@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com

Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com